February 23, 2011

Nancy S. Wise
Chief Financial Officer
Four Oaks Fincorp, Inc.
6114 US 301 South
Four Oaks, NC 27524

      Re: Four Oaks Fincorp, Inc.
               Form 10-K for the year ended December 31, 2009
               Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and
               September 30, 2010
               File No. 0-22787

Dear Ms. Wise:

      We have completed our review of your filings and we do not have any further comments at this time.

               Sincerely,

               Kevin W. Vaughn
               Accounting Branch Chief